EXHIBIT 3.1

AMENDMENT NO. 3

AMENDED AND RESTATED BYLAWS
OF EPLUS INC.

Section 2.9 of the Amended and Restated Bylaws of ePlus inc. effective February 15, 2018 (the “Bylaws”), is hereby amended in its entirety, effective March 2, 2022, to provide as set forth below. Except as specifically set forth below, the Bylaws remain unchanged and in full force and effect.

ARTICLE II: MEETINGS OF STOCKHOLDERS

SECTION 2.9 Action Without Meeting.  Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.